1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

June 23, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn:	Jan Woo, Legal Branch Chief
Office of Information Technologies and Services

RE:	Digital Social Retail, Inc.
Draft Offering Statement on Form 1-A
Submitted March 31, 2017
File No. 367-00089

Dear Ms. Woo:

On behalf of Digital Social Retail, Inc. (the “Company”), we are responding to your letter dated April 27, 2017 to Sylvain Bellaïche, Chief Executive Officer of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Draft Offering Statement on Form 1-A submitted March 31, 2017 (the “Offering Statement”). The Offering Statement is being filed publicly with the Commission concurrently with the submission of this letter. For your convenience, we have set forth the Staff’s comments in italicized and bold type below, and have followed each comment with the Company’s response. We have also attached marked pages showing the specific changes made to the Offering Statement and responses to the Staff’s comments.

General

1.	Please provide us with an analysis that supports your belief that your principal place of business is in the United States or Canada such that the company is eligible to file this offering statement. In this regard, we note that Mr. Bellaïche currently splits his time working for Digital Social Retail and Holosfind, an entity located in Paris, France. Refer to Securities Act Rule 251(a)(1) and, for additional guidance, please see Securities Act Rules Compliance and Disclosure Interpretation 182.03.

Response to Comment #1:

There is a substantial basis to support the Company’s determination that its principal business is in the United States. While any individual factor referred to below may not be dispositive as to the matter, we believe it is clear from the various factors referred to below that the principal business of the Company is in the United States. These factors are as follows:

•	The Company was incorporated in the State of Delaware on September 18, 2014, and was qualified to do business in the State of New York on February 26, 2015.

•	The Company was formed for the purpose of conducting business activities in the United States. The Company was not formed in order to issue securities pursuant to Regulation A. In fact, at the time the Company was incorporated, the Commission’s rules implementing Section 401 of the Jumpstart Our Business Startups (JOBS) Act had not been adopted (such rules were adopted on March 25, 2015 and became effective on June 19, 2015).

Jan Woo, Legal Branch Chief U.S. Securities and Exchange Commission Re: Digital Social Retail, Inc. June 23, 2017

•	The Company’s principal office is located at 205 East 42nd Street in New York, and its external communications refer only to its office in New York. Please see, for example, the Company’s web page (http://www.digitalsocialretail.com/contact/) under “Contact”. The Company’s letterhead also refers only to a New York address. The notice provisions in the Company’s material agreements list its New York address.

•	The Company’s business and growth strategy include significant emphasis on selling the Company’s products and services in the United States.

•	The Company’s management is based in the United States:

o	Although the Company’s Chief Executive Officer, Mr. Bellaïche, currently divides his time between New York and Paris (where the Company’s principal shareholder is located), following the completion of the offering, Mr. Bellaïche intends to reside in New York and spend substantially all of his business time working for the Company, principally in New York.
o	The Company’s Chief Financial Officer, Mr. Pierre Martin, currently resides in New Jersey and spends a majority of his business time working for the Company in New York.
o	The Company’s Director of Marketing, Barry Stone, currently resides in New York and spends substantially all of his business time working for the Company in New York.
o	Under its service agreement wth Holosfind, four persons have been engaged for the purpose of working solely for the Company, and are based in New York.

•	The Company’s “nerve center” is based in New York, and all important business decisions involving the Company are made in New York. All of the Company’s bank accounts are located in the United States, and all of the Company’s auditors and attorneys are based in the United States. As the U.S. Supreme Court stated in Hertz Corp. v. Friend, 559 U.S. 77 (2010) (dealing with a different issue), a company’s principal place of business “is best read as referring to the place where a corporation’s officers direct, control, and coordinate the corporation’s activities. It is the place that federal courts of appeals have called the corporation’s “nerve center.” And in practice it should normally be the place where the corporation maintains its headquarters – provided that the headquarters is the actual center of direction, control, and coordination, i.e., the “nerve center,” and not simply an office where the corporation holds its board meetings (for example, attended by directors and officers who have traveled there for the occasion).”

For the reasons set forth above, we therefore believe that it is appropriate to conclude that the Company’s principal place of business is in the United States, and that the Company it has complied with Rule 251(b)(1) under the Securities Act and the guidance set forth in Securities Act Rules Compliance and Disclosure Interpretation Question 182.03. The Company has addressed the Staff’s comment further in revised disclosures on pages 2, 7 and 29 of the Offering Statement.

Description of Business, page 31

2	Please provide a separately captioned discussion describing your relationship with Holosfind, including the key terms of the service agreement and financing agreement. Please also file any such agreements. Refer to Item 17 of Part III to Form 1A.

Response to Comment #2:

In response to the Staff’s comment, the Company has revised its disclosure on pages 7, 10, 29, 30, 46, 48, 50, F-11 and F-13.

Jan Woo, Legal Branch Chief U.S. Securities and Exchange Commission Re: Digital Social Retail, Inc. June 23, 2017

3.	Please provide a description of the service fees referenced on page F-13. As part of your response, disclose who you received the services fees from and the purpose of the fees.

Response to Comment #3:

The fees that were referenced on page F-13 of the Draft Offering Statement are paid by Essec Business School in order to maintain the applications of the Company used by Essec Business School. The Concentrations note on page F-13 of the Offering Statement no longer includes a reference to the fees paid by Essec Business School. Such fees cover the installation and maintenance of the Company’s beacons at the Essec Business School, and are charged annually per beacon. Essec Business School utilizes the Company’s technology to assist it with taking attendance at its classes as well as managing its teacher applications.

Exhibits, page III-1

4.

Please file the following documents as exhibits to your next amendment, or tell us why you believe they are not required to be filed:

•     the escrow agreement with Wilmington Trust, N.A.;

•     your subscription agreement;

•     the service benefit agreement with Naïa; and

•     the investment agreement with Holosfind.

Refer to Item 17 of Part III to Form 1A.

Response to Comment #4:

In response to the Staff’s comment, the Company has filed as exhibits to the Offering Statement the investment agreement with Holosfind and other related documents. The Company will file the escrow agreement with Wilmington Trust, N.A. and the subscription agreement as exhibits when those documents are finalized. The Company does not expect to file the service benefit agreement with Naïa because Naïa is a wholly owned subsidiary of the Company, and therefore the agreement is solely intercompany within the group. For this reason, we have deleted references to the Naïa agreement in the Offering Statement.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact me at any time at 212-370-1300 or at my email address, jrubin@egsllp.com.

Very truly yours,

/s/ Jeffrey W. Rubin
Jeffrey W. Rubin

cc:	Ivan Griswold, U.S. Securities and Exchange Commission
Sylvain Bellaïche, Digital Social Retail, Inc.